FORM N-SAR
Exhibits 77M

MAINSTAY FUNDS TRUST
811-22321
For Period Ended 12/31/09

The Funds are successors to the Epoch U.S. Large Cap Equity Fund, Epoch U.S. All Cap Equity Fund, Epoch Global Equity Shareholder Yield Fund and Epoch International Small Cap Fund (collectively, the "Epoch Funds") which were series of a different registered investment company.  On October 30, 2009, the shareholders of the Epoch Funds at a special meeting approved the following:

•	Epoch U.S. Large Cap Equity Fund merging into MainStay Epoch U.S. Equity Fund;

•	Epoch U.S. All Cap Equity Fund merging into MainStay Epoch Global Choice Fund;

•	Epoch Global Equity Shareholder Yield Fund merging into MainStay Epoch Global Equity Yield Fund; and

•	Epoch International Small Cap Fund merging into MainStay Epoch International Small Cap Fund.

Please refer to Exhibit 77Q1(g) for all details regarding the above referenced mergers.